EXHIBIT 10-3


The Clorox Company
1993 Directors' Stock Option Plan
Non-Qualified Stock Option


Series   **Shares**


THIS OPTION IS NOT ASSIGNABLE


The Clorox Company, a Delaware Corporation with its principal office in Oakland, California, hereby grants to the Optionee named below an option to purchase, in accordance with and subject to the terms and restrictions of The Clorox Company 1993 Directors' Stock Option Plan and of this Option, the number of shares of Common Stock of The Clorox Company at the price set forth herein, as follows:

OPTIONEE:

NUMBER OF SHARES ON WHICH OPTION IS GRANTED:

OPTION PRICE PER SHARE:

DATE OF GRANT:
EXPIRATION OF OPTION:

OPTION EXERCISABLE AS FOLLOWS: 50% of shares may be purchased on [first anniversary of grant date] and 50% on [second anniversary of the grant date].

In case of termination of service or death, see Section 5(g) and (h) of the Plan.

No shares covered by this Option shall be issued or delivered unless and until, in the opinion of Counsel for The Clorox Company, all applicable registration requirements of the Securities Act of 1933, as amended, any applicable listing requirements of any national securities exchange on which stock of the same class is then listed and any other requirements of law or of any regulatory body having jurisdiction over such issuance or delivery shall have been fully complied with.


THE CLOROX COMPANY


By: _____
              [Name]
              [Title]

I hereby accept the above Option to purchase shares of the Common Stock of The Clorox Company in accordance with and subject to the terms and restrictions of The Clorox Company 1993 Directors' Stock Option Plan, with which I am familiar, and agree to be bound thereby and by the actions of the Employee Benefits and Management Compensation Committee and of the Board of Directors. I also agree that this Option and The Clorox Company 1993 Directors' Stock Option Plan constitute an agreement with The Clorox Company in accordance with the terms and provisions thereof.

I agree to surrender this Option to the Treasurer of The Clorox Company for cancellation or for appropriate notation hereon upon exercise of this Option in whole or in part, or upon the happening of any other event which makes this Option not exercisable according to its terms.

Date Accepted   **Optionee**